Form 10-K, Exhibit 13
period 1998-06-30
MORTON INTERNATIONAL INC /IN/
filed 1998-09-21
CIK 1035972

                                                                 EXHIBIT (13)(a)

FINANCIAL HIGHLIGHTS


                                                            1998                                     1997
                                             -----------------------------------     -----------------------------------------
                                                                 Per share                                   Per share
dollars in millions,                                      ----------------------                    --------------------------
except per share data                        Amount        Basic        Diluted      Amount          Basic      Diluted
                                             -----------------------------------     -----------------------------------------

Net sales                                    $ 2,530.1                               $ 2,340.6

Income from continuing
 operations                                  $   208.5      $1.59        $1.57       $   213.6       $1.51       $1.48

Net income                                   $   208.5      $1.59        $1.57       $   343.0       $2.43       $2.38

Book value at end of year                    $ 1,514.1                               $ 1,734.3

Book value per share at end
 of year                                     $   11.94                               $   12.65

Total debt to capitalization                      13.3%                                  12.6%



QUARTERLY FINANCIAL HIGHLIGHTS (Unaudited) in millions, except per share data

                                                       FISCAL YEAR 1998                             FISCAL YEAR 1997
                                         --------------------------------------------  ------------------------------------------
                                                      THREE MONTHS ENDED                           THREE MONTHS ENDED
                                         --------------------------------------------  ------------------------------------------
                                         JUNE 30(4)   MARCH 31    DEC. 31   SEPT. 30    JUNE 30   MARCH 31    DEC. 31   SEPT. 30
                                         ----------   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net sales                                $   603.4    $  660.5   $   664.9  $  601.3   $  614.9   $  638.5   $   564.2  $  523.0

Gross profit                                 189.5       209.0       213.0     192.5      199.9      208.0       179.5     172.9

Income from continuing operations
 before income taxes                          55.6        94.6        90.9      84.7       83.4      100.6        79.2      70.6

Income from continuing operations        $    35.6    $   60.5   $    58.2  $   54.2   $   53.5   $   64.4   $    50.6  $   45.1
Income from discontinued operations,
 net of income taxes                        --           --         --         --          13.4       44.9        37.5      33.6
                                         ----------   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income                               $    35.6    $   60.5   $    58.2  $   54.2   $   66.9   $  109.3   $    88.1  $   78.7
                                         ----------   ---------  ---------  ---------  ---------  ---------  ---------  ---------

Per share(1):
Basic income per share:
  Income from continuing operations      $     .28    $    .47   $     .44  $    .40   $    .38   $    .46   $     .35  $    .32
  Income from discontinued operations       --           --         --         --           .11        .31         .27       .23
                                         ----------   ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income                             $     .28    $    .47   $     .44  $    .40   $    .49   $    .77   $     .62  $    .55
                                         ----------   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Diluted income per share:
  Income from continuing operations      $     .28    $    .46   $     .44  $    .39   $    .37   $    .45   $     .35  $    .31
  Income from discontinued operations       --           --         --         --           .10        .31         .26       .23
                                         ----------   ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income                             $     .28    $    .46   $     .44  $    .39   $    .47   $    .76   $     .61  $    .54
                                         ----------   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cash dividends per share(2)              $     .12    $    .12   $     .12  $    .12   $    .12   $    .15   $     .15  $    .15

Market price of common stock(3)
  High                                   $33 1/8      $34 7/16   $35 7/8    $35 3/4    $42 7/8    $44 5/8    $43        $39 3/4
  Low                                     24 13/16     29 13/16   31 1/16    30 1/16    29 7/8     40         38 1/8     33 1/4

-----------
(1) Basic income per share has been calculated based on the average number of common shares outstanding. Diluted income per share includes average outstanding shares and common equivalent shares. Shares outstanding are for the company and the predecessor corporation (Old Morton). Refer to Spinoff and Basis of Presentation footnote.

(2) Cash dividends reflect total payments made by Old Morton through April 30, 1997, and by the company thereafter.

(3) The principal market is the New York Stock Exchange and prices are based on the Composite Tape (Ticker symbol MII). Stock prices after April 30, 1997 reflect the result of the Spinoff described in the Spinoff and Basis of Presentation footnote.

(4) Includes special charges of $15.0 million pretax ($9.6 million after tax or $.07 per share). Refer to Special Charges footnote.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On April 30, 1997, Morton International, Inc. completed the Spinoff of its specialty chemicals and salt businesses into a new company, referred to as "New" Morton International, Inc. ("the company"). See page 27 of the Notes to Consolidated Financial Statements for a more detailed description of the Spinoff.

     The company manufactures and markets quality products to meet the needs of its salt and specialty chemicals customers. For reporting purposes, the company separates revenues and costs into two business segments--Specialty Chemicals and Salt.

     The following is a discussion of operating results comparing fiscal years 1998 to 1997 and 1997 to 1996; liquidity and capital resources; year 2000 compliance; the impact of inflation; environmental matters; and market risk exposure.

COMPARISON: FISCAL 1998 TO FISCAL 1997

For the fiscal year 1998, the company reported sales of $2.5 billion, an 8 percent increase over the prior fiscal year sales of $2.3 billion. The full year impact of the fiscal 1997 acquisitions of Pulverlac and Salins du Midi and higher volumes in the specialty chemicals business segment were the main reasons for the sales growth. Partially offsetting was an unfavorable foreign exchange translation impact of $89.4 million as well as lower pricing in a portion of specialty chemicals and the negative impact of El Nino on ice control salt sales. Income from continuing operations for fiscal 1998 was $208.5 million, a decrease of 2 percent from the prior year. Included in the fiscal year 1998 results was a $15.0 million pretax ($9.6 million after tax or $.07 per share) special charge related to several restructuring actions the company took during the fourth quarter. Morton expects to see annual cost savings of approximately $5.2 million once these actions are fully implemented. Without the special charge, income from continuing operations increased 2 percent from the $213.6 million reported for fiscal 1997. Earnings per share from continuing operations in fiscal 1998 on a diluted basis were $1.57 ($1.64 before the special charge taken in the fourth quarter) compared to $1.48 last year, a 6 percent increase (11 percent excluding the special charge). All per share disclosures are on a diluted basis.

     SPECIALTY CHEMICALS

Sales for the specialty chemicals business grew 3 percent in fiscal 1998 to $1.74 billion from the $1.68 billion reported for fiscal 1997. The sales increase was mainly attributable to higher volumes and the fiscal 1997 acquisition of Pulverlac which contributed $33.5 million to the year-over-year sales increase.

Unfavorable price/mix and exchange rates mitigated the sales growth during fiscal 1998. The impact of the strong dollar during fiscal year 1998 had a negative impact of $59.4 million on the translation of foreign sales.

     Operating earnings, including the $15.0 million restructuring charge, fell 10 percent to $242.8 million from $268.6 million in fiscal 1997. The $15.0 million pretax special charge related to the restructuring actions announced in the fourth quarter and includes the closing of three facilities, the divestiture of several product lines, and the reorganization of the industrial coatings business and the adhesives and chemical specialties groups. Excluding that charge, operating earnings declined by 4 percent. Softness in end markets, the Asian economic crisis, pricing pressures and a strong dollar all contributed to the reduced earnings in the specialty chemicals business segment.

     For the full year ended June 30, 1998, several specialty chemicals product lines saw improved sales and earnings results including industrial adhesives, advanced materials, performance chemicals, automotive coatings and powder coatings. Included in the powder coatings results were Pulverlac, an Italian powder coatings company acquired in January 1997. Even excluding those results, Morton's powder coatings operation had a strong performance in fiscal 1998 with sales up 8 percent and earnings up 17 percent. These product lines contributed $621.2 million to specialty chemicals sales, an increase of 11 percent from fiscal 1997. Earnings of these product lines showed good growth, up 10 percent to $136.6 million or 56 percent of specialty chemicals earnings.

     The packaging adhesives and polymer systems product lines showed unfavorable year-to-year comparisons in both sales and earnings. Sales decreased 3 percent while earnings dropped 13 percent. These product lines contributed 20 percent to both sales and earnings of the segment during fiscal 1998. Packaging adhesives results were adversely affected by a decline in export sales due to the Asian crisis while polymer systems has been negatively impacted by strong competitive pricing pressure. Also, both product lines have a significant portion of business in Europe and therefore their financial results were adversely impacted by the strong dollar.

     Several product lines showed year-to-year decreases in profits. Dyes, electronic materials, industrial coatings and plastics additives all experienced significant pricing pressure which negatively impacted comparisons to fiscal 1997 earnings. These product lines contributed $56.2 million to fiscal 1998 earnings, a 29 percent decrease from fiscal 1997 profits of $79.4 million.

     The specialty chemicals return on sales decreased from 16 percent in fiscal 1997 to 14 percent in fiscal 1998 including the $15.0 million special charge. Excluding the special charge, the return on sales was 14.8 percent in fiscal 1998. Severe pricing pressure and the impact resulting from the Asian crisis more than offset lower raw material costs, the savings from manufacturing efficiencies and the benefits from the restructuring initiated in fiscal 1996.

     SALT

For the fiscal year ended June 30, 1998, the salt business had sales of $792.7 million, an increase of 20 percent. The fiscal 1997 acquisition of Salins du Midi, a French-based salt company, was the reason for the sales increase. Salins du Midi contributed sales of $203.8 million and operating earnings of $20.4 million to fiscal 1998 results. Operating earnings grew by 5 percent during the same period to $144.2 million. Excluding the acquisition, salt sales would have declined by 4 percent and earnings would have decreased 7 percent.

     During the year, the company was impacted by the weather effects of El Nino, which reduced ice control sales by 18 percent. Helping offset the dramatic decline were good performances from the rest of the salt product lines including water conditioning salt and grocery salt. Also benefiting salt results were operating margin improvements at Salins du Midi, which increased from 8 percent in fiscal year 1997 to 10 percent in fiscal year 1998.

     North American non-ice control sales for fiscal 1998 ended 3 percent ahead of fiscal 1997 sales of $ 414.9 million. The increase in sales was primarily generated by improved results in water conditioning, specialty and evaporated products. Sales of water conditioning products increased $6.6 million or 5 percent to $134.1 million. Sales of evaporated products increased 4 percent to $107.1 million while sales of specialty products increased $2.9 million or 10 percent.

     Salt sales of $155.7 million for the fourth quarter in fiscal 1998 were flat with fourth quarter results from a year ago of $156.4 million.
Operating earnings declined by 4 percent to $19.3 million, as operating costs were slightly higher than in fiscal 1997.

     In the fourth quarter of fiscal 1995, the company's Mines Seleine salt mine on the Magdalen Islands was shut down due to water intrusion into the production shaft. Production was suspended at this mine with corresponding increased production at the company's remaining ice control mines. Operations at the mine resumed in August of fiscal 1998. Costs related to the efforts to save the mine have been recovered from insurance proceeds.

     CORPORATE

During fiscal 1998, Morton bought back 11.1 million of its shares outstanding at a total cost of $361.3 million. The total number of shares purchased since the spinoff in April 1997 is 14.3 million shares at a total cost of $461.2 million. The company has approval to acquire an additional 5.7 million shares. The total share buyback program contributed approximately 4 cents per share to fiscal year 1998 results. Average shares outstanding for the fiscal year were 133.1 million versus
143.9 million at the end of fiscal 1997.

     Corporate expenses decreased 15 percent during fiscal 1998 due to tight cost control, lower incentive pay and adjustment of accruals for certain stock option related supplemental cash payments. The incentive pay accruals were lower due to the actual results achieved for fiscal 1998. The supplemental cash payment accrual (refer to Incentive Plan footnote) was reduced to reflect the recent decline in Morton's stock price. Excluding these two items, corporate expenses declined 8 percent from the fiscal year ended June 30, 1997. The company's effective tax rate for continuing operations remained flat at 36 percent.


COMPARISON: FISCAL 1997 TO FISCAL 1996

Boosted by strong fourth quarter volumes in chemicals and the recent acquisitions of Salins du Midi and Pulverlac, the company generated sales of $2.34 billion, an increase of 6 percent from fiscal 1996 sales of $2.22 billion. Income from continuing operations increased 20 percent to $213.6 million. Fiscal 1996 income from continuing operations included special charges of $23.9 million ($29.2 million pretax), offset by $15.1 million ($24.1 million pretax) related to the settlement of several environmental insurance issues and $9.4 million ($15.0 million pretax) related to proceeds received for the formation of a joint venture. Income from discontinued operations, net of applicable income taxes, was $129.4 million in fiscal 1997 versus $155.5 million in 1996. Fiscal 1997 discontinued operations included 10 months of Morton Automotive Safety Products results versus a full year in 1996. On an earnings per share basis, continuing operations increased from $1.20 in fiscal 1996 to $1.48 in fiscal 1997. Total earnings per share in fiscal 1997, including the results of Morton's Automotive Safety Products business for 10 months, was $2.38 versus $2.25 in fiscal 1996, an increase of 6 percent.

     SPECIALTY CHEMICALS

For the full year 1997, Morton's specialty chemicals sales were up 4 percent to $1.68 billion from $1.61 billion in 1996. The increase in sales was mainly attributed to higher volumes and the Pulverlac acquisition which contributed $35.4 million to 1997 sales.

     Those product lines contributing most to the increase were industrial adhesives, thermoplastic polyurethanes, advanced materials, plastics additives, industrial coatings and powder coatings. These product lines contributed $588.7 million or 35 percent of specialty chemicals full year sales. Year-over-year growth of the combined sales of these product lines was 10 percent, contributing approximately 76 percent of the year-over- year sales increase.

     Operating earnings rose 21 percent to $268.6 million during fiscal 1997 or 8 percent excluding the prior year $27.1 million pretax special charge. Strong profit contributors included packaging adhesives, advanced materials, performance chemicals, plastics additives, industrial coatings and powder coatings. Automotive coatings results, excluding the impact of the creation of the joint venture in January 1996, were also up in fiscal 1997. Operating earnings of these product lines contributed $188.4 million or 70 percent of specialty chemicals earnings in fiscal 1997. Combined, these product lines grew 20 percent from fiscal 1996 and contributed 51 percent to the year-over-year increase. Packaging adhesives achieved its 10 percent earnings growth despite a 4 percent decrease in sales from 1996. Improved manufacturing processes, tight cost controls and lower raw material costs were the main reasons for the year-to-year earnings increase.

     The electronic materials, dyes and polymer systems product lines showed unfavorable year-to-year comparisons for both sales and earnings. Sales decreased 3 percent while earnings dropped 21 percent. All three of these product lines experienced strong competitive pricing pressures which led to decreased earnings. These product lines contributed 20 percent of specialty chemicals sales and 19 percent of fiscal 1997 earnings.

     Morton's specialty chemicals improved their return on net sales to 16 percent in fiscal 1997 from 15.5 percent in fiscal 1996, before special charges. This improvement can be attributed to lower raw material costs as well as tight cost controls and some benefit from the restructuring in fiscal 1996. The translation of foreign exchange negatively impacted sales by $29.4 million and pretax earnings by $3.6 million in fiscal 1997.

     SALT

For the full year ended June 30, 1997, Morton's salt business had sales of $659.7 million, a 9 percent increase, and operating earnings of $137.5 million, up 10 percent. Except for sales of ice control salt, all North American salt product lines were up for the full year, and without the benefit of Salins du Midi, salt sales would have increased by 1 percent. Although Canadian ice control salt demand was high, salt sales for de-icing in the United States could not compare to the extraordinary winter of 1995-96.

     Sales of non-ice control products in North America increased 4 percent over fiscal 1996. The sales increase was primarily due to improved results for water conditioning, evaporated and solar products. Evaporated products increased $6.9 million or 7 percent to $103.0 million. Solar products increased 6 percent in fiscal 1997 with sales of $52.1 million while water conditioning products increased $3.2 million from sales of $124.2 million in fiscal 1996.

     Morton's salt business recorded sales of $156.4 million in the fourth quarter, up 54 percent over fourth quarter 1996; operating earnings increased 21 percent to $20.0 million in the same period. The fourth quarter increase was primarily due to the addition of $48.1 million of sales and $3.8 million of operating earnings from Salins du Midi, as this was the first quarter of inclusion of its results.


     CORPORATE

In the fourth quarter of fiscal 1997, Morton sold its former headquarters building and recorded a pretax gain of $4.4 million. At the end of April, the company received $750 million as part of its tax-free Spinoff from Automotive Safety Products. Some of this cash was used to pay down short-term debt, mainly incurred with the acquisitions of Pulverlac and Salins du Midi. Additionally, $99.9 million was used to purchase 3.2 million shares of stock under the April 1997 Board authorization of a 10 million share buyback. At June 30, 1997, the company's cash and short-term investments position was $430.3 million.

     For the full fiscal year 1997, Morton repurchased 6.5 million of its shares for $234.9 million. Between July 1, 1996 and April 30, 1997, the company repurchased 3.3 million shares at an average price of $41.24 completing an earlier repurchase authorization before the April 30 spinoff. Average shares outstanding for fiscal 1997 were 143.9 million versus 149.4 million in fiscal 1996. Fewer shares outstanding and a lower tax rate added 8 cents to earnings per share for the full year.

     Total corporate expenses increased 18 percent in fiscal 1997. This increase was due to the receipt of $24.1 million in the second quarter of fiscal 1996 related to the settlement of several environmental insurance issues. Excluding this income from fiscal 1996, corporate costs decreased 16 percent year-to-year. Tight control of administrative expenses, the gain on the sale of the former headquarters site and lower net interest expense were the main reasons for the decrease in fiscal 1997.

     The company's effective tax rate decreased to 36.0 percent in fiscal 1997 from 37.4 percent in fiscal 1996. The main reason for the decrease in the effective tax rate was the fact that fiscal 1996 included an impairment loss on long-lived assets with no tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

     OPERATING ACTIVITIES

Cash provided by continuing operating activities was $253.2 million, $291.3 million and $270.3 million in the fiscal years ended June 30, 1998, 1997 and 1996. Net cash from operations in fiscal 1998 decreased $38.1 million as income from continuing operations decreased $5.1 million. The $15.0 million pretax special charge in fiscal 1998 did not adversely impact cash.

Depreciation and amortization expense increased $13.2 million in fiscal 1998. Changes in operating assets and liabilities were a use of funds in fiscal 1998, 1997 and 1996 of $93.7 million, $36.6 million and $38.4 million, respectively.

     Net cash from operations in fiscal 1997 increased $21.0 million over fiscal 1996 as income from continuing operations increased $34.9 million. In addition, the special charges of $29.2 million discussed above did not adversely impact cash in fiscal 1996. Depreciation and amortization expense increased $13.1 million in fiscal 1997.

     INVESTING ACTIVITIES

Net investing activities for fiscal 1998 required $123.7 million of cash compared with $420.2 million and $122.4 million in fiscal 1997 and 1996. Net investing activities included capital spending of $136.8 million in fiscal 1998 compared to $117.4 million in 1997 and $124.4 million in 1996.
Expansion related to certain chemical products as well as basic upkeep of the salt and chemical facilities were the major areas of capital spending.

     Cash invested in businesses acquired decreased from $309.5 million in fiscal 1997 to $18.1 million in fiscal 1998. In fiscal 1997, the company acquired all of the outstanding stock of a French salt company, Salins du Midi, for $231.2 million, net of cash acquired. During fiscal 1997, the company also acquired 90 percent of the outstanding stock of Pulverlac S.p.A., an Italian powder coatings manufacturer, for $64.2 million, net of cash acquired, and a manufacturing plant in Singapore from Zeneca Resins for $14.1 million. The remaining 10 percent of Pulverlac S.p.A and Surface Tek, Inc., a manufacturer of process chemicals and control equipment used in the manufacture of printed circuit boards, were acquired in fiscal 1998.

     Investing activities in fiscal 1998 also reflected $35.9 million of proceeds from property and other asset disposals compared to $8.9 million in fiscal 1997 and $4.3 million in fiscal 1996.

     FINANCING ACTIVITIES

Financing activities were a net use of funds representing $421.6 million, $323.6 million and $307.8 million for fiscal 1998, 1997 and 1996, respectively. Dividend payments for the three years were $63.0 million, $80.7 million and $76.3 million. This decrease was attributed to a nine cents per share reduction in dividends paid after discontinuing the airbag business in a spinoff transaction coupled with fewer shares outstanding due to the share repurchase program.

     During fiscal 1998, the company repurchased 11.1 million shares of common stock at a cost of $361.3 million. The fiscal 1998 repurchases included 6.8 million shares to complete the 10 million shares authorized by the Board of Directors in April 1997 and 4.3 million of the 10 million share buyback authorized in

December 1997. At June 30, 1998 the company was authorized to repurchase up to 5.7 million additional shares. During fiscal 1997, the company repurchased 6.5 million shares of its common stock at a cost of $234.9 million.

     Short-term notes payable decreased $4.8 million, $23.1 million and $1.1 million in fiscal 1998, 1997 and 1996. This reflected the lower level of short-term borrowing required due to higher cash on hand including the funds transferred from the Spinoff transactions described in the Notes to Consolidated Financial Statements.


     DISCONTINUED OPERATIONS

Net transfers from discontinued operations were a source of cash of $806.8 million in fiscal 1997 and $141.8 million in 1996. Fiscal 1997 included the $750.0 million tax-free capital contribution to "New" Morton as part of the Spinoff agreement.

     OTHER

The company's current ratio was 2.4 at June 30, 1998 and 2.7 at June 30, 1997. Total debt as a percentage of total capitalization was 13.3 percent at June 30, 1998, compared to 12.6 percent at June 30, 1997.

     As of June 30, 1998, the company had unexpended authorizations for fixed asset projects totaling $100.3 million. The authorizations related primarily to chemical facility expansion, product improvements, and maintenance on a company-wide basis.

     In May 1998, the company filed a shelf registration with the Securities and Exchange Commission for up to $1.0 billion of debt securities. As of June 30, 1998, no amounts have been issued against the shelf registration.

     Estimated cash flow from operations and current financial resources, including financing capacity, are expected to be adequate to fund the company's anticipated working capital requirements, fixed asset spending, dividend payments, business acquisitions and share repurchases in the foreseeable future.

YEAR 2000 COMPLIANCE

Management has initiated a comprehensive study and program to prepare the company's computer systems, manufacturing systems and facility systems, and the related systems applications, for the Year 2000. The company is utilizing both internal and external resources to identify, correct or reprogram and test the systems for Year 2000 compliance. The company expects these efforts to be completed primarily by December 31, 1998. Maintenance or modification costs will be expensed as incurred, while the costs of new software will be capitalized and amortized over the software's useful life. The company currently does not expect the amounts required to be incurred to have a material effect on its financial condition, results of operations or liquidity.

      The company also has initiated formal communications with its major suppliers and large customers to determine the extent and steps they are taking to be Year 2000 compliant. To date no significant issues have been identified; however, there can be no guarantee that the systems of other companies on which the company's businesses rely will be converted in a timely way and would not have an adverse effect on the company's businesses.

     The costs of the project and the date on which the company believes it will complete the Year 2000 modifications are based on management's current best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, the availability of new software and the ability of our customers and suppliers to be Year 2000 compliant.

IMPACT OF INFLATION

Inflation generally has not had a significant impact upon the results of the company's operations in recent years. Historically, the company has taken steps to reduce the effects of inflation on its business. In periods of increasing prices, to the extent permitted by competition, the company has adjusted its selling prices to compensate for increased costs.

     An ongoing cost control program implemented throughout the company also has contributed to reducing the influence of inflationary costs. Further, a continuing program of investment in new and more efficient facilities, production processes and productivity enhancements has made a significant contribution in offsetting inflation.

     The company uses the LIFO method of accounting for its domestic inventories. Under this method the cost of products sold, as reported in the financial statements, approximates current costs.

ENVIRONMENTAL MATTERS

For a detailed discussion, see Environmental Matters on pages 35 and 36 included in the Notes to Consolidated Financial Statements.

MARKET RISK EXPOSURE

Notes payable, long-term debt and forward exchange contracts are the three types of market risk-sensitive instruments held by the company. Details regarding these instruments are described in the Summary of Significant Accounting Policies, Financing Arrangements, and Fair Values of Financial Instruments notes to the accompanying financial statements. The company believes its exposure to market risk fluctuations for the aforementioned instruments is not material at June 30, 1998.

FORWARD-LOOKING CAUTIONARY STATEMENT

Morton's 1998 Annual Report contains statements that are not historical facts but forward-looking statements about expected future financial results and management's business plans, strategies and objectives. These forward-looking statements are often identified by qualifiers such as:
"targets," "expects," "plans," "anticipates," "objectives," or similar words and expressions. Morton intends to take advantage of the new "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making this cautionary statement with respect to these forward-looking statements, since there are risks and uncertainties that could cause Morton's results to differ materially from what is projected.

     Morton undertakes no obligation to update publicly any forward-looking statements whether as a result of new information or future events.

CONSOLIDATED STATEMENTS OF INCOME

                                                                  Year ended June 30
                                                       -----------------------------------------
in millions, except per share data                         1998           1997           1996
                                                        ----------     ----------     ----------
Net sales                                              $   2,530.1    $   2,340.6    $   2,215.0
Interest, royalties and sundry income                         44.3           47.6           73.2
                                                        ----------     ----------     ----------
                                                           2,574.4        2,388.2        2,288.2
Deductions from income
  Cost of products sold                                    1,726.1        1,580.3        1,517.7
  Selling, administrative and general expense                411.2          378.5          361.1
  Research and development expense                            60.9           58.8           60.2
  Interest expense                                            23.3           25.6           24.4
  Amortization of goodwill                                    12.1           11.2           10.3
  Special charges                                             15.0            -             29.2
                                                        ----------     ----------     ----------
                                                           2,248.6        2,054.4        2,002.9
                                                        ----------     ----------     ----------
Income from continuing operations
  before income taxes                                        325.8          333.8          285.3
Income taxes                                                 117.3          120.2          106.6
                                                        ----------     ----------     ----------
Income from continuing operations                            208.5          213.6          178.7
Income from discontinued operations,
 net of applicable income taxes                                -            129.4          155.5
                                                        ----------     ----------     ----------
Net income                                             $     208.5    $     343.0    $     334.2
                                                        ----------     ----------     ----------
                                                        ----------     ----------     ----------
Basic income per share:
  Income from continuing operations                    $      1.59    $      1.51    $      1.21
  Income from discontinued operations                          -              .92           1.06
                                                        ----------     ----------     ----------
  Net income                                           $      1.59    $      2.43    $      2.27
                                                        ----------     ----------     ----------
                                                        ----------     ----------     ----------
Diluted income per share:
  Income from continuing operations                    $      1.57    $      1.48    $      1.20
  Income from discontinued operations                          -              .90           1.05
                                                        ----------     ----------     ----------
  Net income                                           $      1.57    $      2.38    $      2.25
                                                        ----------     ----------     ----------
                                                        ----------     ----------     ----------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                      June 30
                                                                              ------------------------
in millions                                                                       1998           1997
                                                                              ----------    ----------
Assets

Current Assets
  Cash and cash equivalents                                                   $    138.0    $    430.3
  Receivables, less allowances of $13.5 and $11.7                                  468.6         466.4
  Inventories                                                                      381.0         351.6
  Prepaid expenses and other                                                       125.4         141.7
                                                                              ----------    ----------
                    Total Current Assets                                         1,113.0       1,390.0
                                                                              ----------    ----------

Other Assets
  Cost in excess of net assets of businesses acquired,
    less amortization                                                              357.4         338.4
  Investments in affiliates                                                         73.9          91.5
  Miscellaneous                                                                    121.9         105.9
                                                                              ----------    ----------
                                                                                   553.2         535.8
                                                                              ----------    ----------

Property, Plant and Equipment
  Land                                                                              94.9         102.5
  Buildings and improvements                                                       484.8         461.3
  Machinery and equipment                                                        1,101.9       1,061.7
  Construction in progress                                                          91.5          87.0
                                                                              ----------    ----------
                                                                                 1,773.1       1,712.5
  Less allowances for depreciation                                                 891.4         833.4
                                                                              ----------    ----------
                                                                                   881.7         879.1
                                                                              ----------    ----------
                                                                              $  2,547.9    $  2,804.9
                                                                              ----------    ----------
                                                                              ----------    ----------

Liabilities and Shareholders' Equity

Current Liabilities
  Notes payable and current portion of long-term debt                         $     22.6    $     32.7
  Accounts payable                                                                 215.6         255.9
  Accrued salaries, wages and other compensation                                    52.1          58.4
  Other accrued expenses                                                           159.3         156.2
  Income taxes                                                                      22.1          19.9
                                                                              ----------    ----------
                    Total Current Liabilities                                      471.7         523.1
                                                                              ----------    ----------

Noncurrent Liabilities
  Long-term debt, less current portion                                             222.5         224.1
  Deferred income taxes                                                             77.9          46.0
  Accrued postretirement benefits other than pensions                              157.9         156.0
  Other noncurrent liabilities                                                     103.8         121.4
                                                                              ----------    ----------
                    Total Noncurrent Liabilities                                   562.1         547.5
                                                                              ----------    ----------

Shareholders' Equity
  Preferred stock (par value $1.00 per share)
    Authorized - 25.0 shares, none issued
  Common stock (par value $1.00 per share)
    Authorized - 500.0 shares
    Issued - 140.1 shares                                                          140.1         140.1
  Additional paid-in capital                                                         -              .3
  Retained earnings                                                              1,840.3       1,706.0
  Foreign currency translation adjustment and other                                (36.9)        (16.8)
                                                                              ----------    ----------
                                                                                 1,943.5       1,829.6
  Less cost of common stock in treasury- 13.3 shares and 3.0 shares
    in 1998 and 1997                                                               429.4          95.3
                                                                              ----------    ----------
                   Total Shareholders' Equity                                    1,514.1       1,734.3
                                                                              ----------    ----------
                                                                              $  2,547.9    $  2,804.9
                                                                              ----------    ----------
                                                                              ----------    ----------

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Cash provided (used)
                                                                       Year ended June 30
                                                                  ----------------------------
in millions                                                         1998      1997      1996
                                                                  --------  --------  --------
OPERATING ACTIVITIES
  Income from continuing operations                               $ 208.5   $ 213.6   $ 178.7
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                 129.2     116.0     102.9
      Deferred income taxes                                          (6.1)      5.8       2.7
      Undistributed earnings of affiliates                             .3      (7.5)     (4.8)
      Special charges                                                15.0        -       29.2
      Changes in operating assets and liabilities
        net of effects of businesses acquired:
          Receivables                                                (9.8)     (7.9)    (16.0)
          Inventories and prepaid expenses                          (23.1)    (15.6)       -
          Accounts payable and accrued expenses                     (66.4)     10.2     (27.0)
          Income taxes                                               27.1     (15.7)     10.4
          Other-net                                                 (21.5)     (7.6)     (5.8)
                                                                  -------   -------   -------
             Net cash provided by operating activities              253.2     291.3     270.3
                                                                  -------   -------   -------

INVESTING ACTIVITIES
  Purchase of property, plant and equipment                        (136.8)   (117.4)   (124.4)
  Proceeds from property and other asset
    disposals                                                        35.9       8.9       4.3
  Net cash invested in businesses acquired                          (18.1)   (309.5)      (.6)
  Other                                                              (4.7)     (2.2)     (1.7)
                                                                  -------   -------   -------
             Net cash used for investing activities                (123.7)   (420.2)   (122.4)
                                                                  -------   -------   -------

FINANCING ACTIVITIES
  Purchase of common stock for treasury                            (361.3)   (234.9)   (242.3)
  Net repayment of short-term borrowings                             (4.8)    (23.1)     (1.1)
  Repayment of long-term debt                                        (2.9)      (.1)       -
  Stock option transactions                                          10.4      15.2      11.9
  Dividends paid                                                    (63.0)    (80.7)    (76.3)

                                                                  -------   -------   -------
             Net cash used for financing activities                (421.6)   (323.6)   (307.8)
                                                                  -------   -------   -------

DISCONTINUED OPERATIONS
Net transfer from discontinued operations                              -      806.8     141.8
                                                                  -------   -------   -------

Effect of foreign exchange rate changes on cash
 and cash equivalents                                                 (.2)      7.1      (1.3)
                                                                  -------   -------   -------

(Decrease) increase in cash and cash equivalents                   (292.3)    361.4     (19.4)
Cash and cash equivalents at beginning of year                      430.3      68.9      88.3
                                                                  -------   -------   -------
Cash and cash equivalents at end of year                          $ 138.0   $ 430.3   $  68.9
                                                                  -------   -------   -------
                                                                  -------   -------   -------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SPINOFF AND BASIS OF PRESENTATION

On April 24, 1997, the shareholders of the current Morton International, Inc.'s predecessor ("Old Morton") approved the spinoff of its specialty chemicals and salt businesses (the "Spinoff") and the combination of Old Morton's automotive safety products business ("ASP") with the businesses of Autoliv AB (the "Combination"), pursuant to the Combination Agreement, dated as of November 25, 1996, by and among Old Morton, Autoliv AB, Autoliv, Inc., a newly formed corporation ("Autoliv"), and ASP Merger Sub, Inc. In connection with the Spinoff, Old Morton contributed its specialty chemicals and salt businesses and corporate operations, together with $750 million of cash, to New Morton International, Inc. ("New Morton"), a newly formed subsidiary of Old Morton.

On April 30, 1997, all of the outstanding shares of New Morton were distributed to Old Morton shareholders on a basis of one New Morton share for each Old Morton share held by such shareholders. On May 1, 1997, the Combination became effective, and each outstanding Old Morton share was converted into the right to receive .341 of a share of Autoliv, a holding company which now holds ASP.

The net assets and results of operations of the ASP business are reflected in the accompanying financial statements prior to the Spinoff as discontinued operations.

NATURE OF OPERATIONS

The company is an international organization engaged in the manufacture and marketing of specialty chemicals and salt. Specialty Chemicals is the largest segment, accounting for 69 percent of fiscal 1998 net sales. Its major markets include general industrial, packaging, construction, automotive, electronics, paper and printing, textiles and petroleum. Chemical products are sold primarily in North America and Europe but with some activity in Japan, Southeast Asia and South America. The Salt segment contributed 31 percent of 1998 net sales. It serves major North American and European salt markets with a complete line of products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
Investments in 50 percent or less owned companies and joint ventures, where the company does not effectively control the entity, are carried on the equity basis. All intercompany accounts and transactions have been eliminated from the consolidated financial statements.

CASH EQUIVALENTS
The company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES
Inventories are stated at the lower of cost or market. The cost of domestic inventories (55 percent and 56 percent of consolidated inventories at June 30, 1998 and 1997) is determined by the last-in, first-out (LIFO) method, while the cost of foreign inventories is determined by the first-in, first-out (FIFO) method. If the FIFO method, which approximates replacement cost, had been used for all inventories, the total amount for inventories would have been increased by $33.9 million and $34.8 million at June 30, 1998 and 1997.

INTANGIBLE ASSETS
Cost in excess of net assets of businesses acquired and other intangibles is being amortized on a straight-line basis over periods not exceeding 40 years. The amount of accumulated amortization related to intangibles, primarily goodwill, recorded as of June 30, 1998 and 1997 was $161.3 million and $145.6 million.

PROPERTY, PLANT AND EQUIPMENT
The company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed primarily under the straight-line method.

FOREIGN CURRENCY TRANSLATION
All assets and liabilities in the balance sheet of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year-end exchange rates except shareholders' equity, which is translated at historical rates. Translation gains and losses are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income.

FOREIGN EXCHANGE CONTRACTS
Neither foreign exchange contracts nor other financial instruments are held or issued for trading purposes. The company considers forward foreign exchange contracts primarily to offset the effects of foreign currency fluctuations related to firm and anticipated foreign denominated receivables and payables transactions, intercompany financing transactions and dividends from subsidiaries. The company may also use forward foreign exchange contracts to offset the currency fluctuation related to foreign currency denominated debt. The company nets its exposures before entering into hedge transactions. Generally, contracts do not exceed one year. Gains or losses on forward foreign exchange contracts that hedge an identifiable long-term foreign currency commitment or exposure are deferred. All other forward foreign exchange contracts are marked to market at the current foreign exchange rates with unrealized gains and losses currently recognized in determining net income. Exchange gains (losses) recorded on forward contracts as an adjustment to general expense in 1998, 1997 and 1996 were $(.2) million, $1.2 million and $1.6 million. Unrealized amounts related to foreign exchange contracts are included in current assets and liabilities.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

QUARTERLY RESULTS
Quarterly results are presented on the inside front cover of the annual report.

EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 128, "Earnings Per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented to conform to the Statement 128 requirements.

The numerators for the earnings per share disclosures on the accompanying Consolidated Statements of Income are the same as the income numbers shown on that Statement. Following is the computation of the denominator for the basic and diluted earnings per share calculations:


in millions
                               1998        1997       1996
                              ------      ------     ------
Denominator for basic
  earnings per share--
  weighted average shares
   outstanding                131.2       141.4      146.9
Dilutive effect of
  employee stock options        1.9         2.5        1.9
                              -----       -----      -----
Denominator for diluted
  earnings per share          133.1       143.9      148.8
                              -----       -----      -----
                              -----       -----      -----


DISCONTINUED OPERATIONS

As a result of the Spinoff, results for fiscal years 1997 and 1996 have been restated to reflect ASP as a discontinued operation. The results reported below include allocations of certain company assets (including pension assets), liabilities (including pension and postretirement benefits) and expenses relating to ASP that were transferred to ASP. The company also provided certain general administrative services including legal management, tax compliance, risk management and other corporate services to ASP. The cost of these services was not material and was not included in the cost and expenses of discontinued operations.

The operating results of the discontinued ASP business are as follows:


                                           Ten months
                                              ended              Year ended
                                            April 30,             June 30,
in millions                                   1997                  1996
                                           ----------            ----------
Net sales                                   $1,249.2              $1,397.5
Interest, royalties and sundry
   income (loss)                                 (.9)                  2.2
                                             -------               -------
                                             1,248.3               1,399.7

Cost of products sold                          946.3               1,048.6
Selling, administrative and
   general expense                              77.8                  75.3
Research and development                        12.5                  20.0
Interest expense                                 2.3                   1.9
                                             -------               -------
                                             1,038.9               1,145.8
                                             -------               -------
Income before income taxes                     209.4                 253.9
Income taxes                                    80.0                  98.4
                                             -------               -------
Net income                                  $  129.4              $  155.5
                                             -------               -------
                                             -------               -------


ACQUISITIONS

In December 1996, Morton signed a definitive agreement to acquire approximately two-thirds of the stock of Compagnie des Salins du Midi et des Salines de l'Est ("Salins du Midi"). A subsidiary of Morton acquired two-thirds of the stock in March 1997, made a public cash tender offer in France for the remaining shares, and as of June 30, 1997, owned 100 percent of Salins du Midi for a total cost of $268.9 million. Salins du Midi is the leading independent salt producer in France. Based in Paris, Salins du Midi supplies salt for food and agricultural products, water treatment and ice/snow and industrial applications, and markets its products under the "La Baleine" label. Salins du Midi produces solar, rock and vacuum-processed salt at nine sites in France and at four sites in Spain as well as other locations.

In December 1996, rights to acquire 90 percent of the outstanding stock of Pulverlac S.p.A. ("Pulverlac"), an Italian powder coatings maker, were purchased for $66.3 million. The remaining 10 percent was purchased in January 1998 for $6.5 million. Pulverlac is a leader in the European powder coatings industry.

These acquisitions consisted principally of values for property, plant and equipment of $151.5 million, working capital of $55.2 million, and intangibles of $90.7 million (primarily goodwill). The accounts and results of operations since acquisition of the companies have been included in the accompanying consolidated financial statements. Assuming the acquisitions had been effective as of July 1, 1995, unaudited pro forma data for the years ended June 30, 1997 and 1996 would not be materially different in relation to consolidated results presented herein.

SPECIAL CHARGES

During the fourth quarter of fiscal 1998, the company recorded a special charge of $15.0 million pretax ($9.6 million after tax or $.07 per share) for restructuring actions. These activities, which are expected to improve operating margins and enhance efficiency, relate to $9.2 million for the closure of three chemical facilities and divestiture of several product lines, and $5.8 million related to termination costs associated with the reorganization of the industrial coatings and adhesives and chemical specialties groups. These actions are expected to be completed primarily in fiscal 1999 and generate annual cost savings of approximately $5.2 million.

During the fourth quarter of fiscal 1996, the company recorded special pretax charges of $29.2 million ($23.9 million after tax or $.16 per share). The charges included amounts related to the early adoption of the accounting standard related to impairment of long-lived assets and the costs related to selected facility rationalizations and employee terminations resulting from the reorganization of the specialty chemicals operations.

During fiscal 1996, in applying the criteria of (FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," the company determined that the significant reduction in the defense-related business of its chemical vapor deposition product line and the resulting negative impact on income in recent years were indicators of potential impairment. Accordingly, the company evaluated the ongoing value of long-lived assets associated with this product line in accordance with the provisions of Statement No. 121. Based on this evaluation, the company determined that an impairment did exist and recorded an impairment loss of $15.8 million to write these assets down to their fair value. Fair value was based on estimated future cash flows to be generated by this product line, discounted at a rate commensurate with the risk involved. No tax benefit was recorded related to this charge.

During the fourth quarter of fiscal 1996, the company recorded a pretax charge of $11.3 million for the planned closure of three domestic chemical facilities and a European sales office as well as the elimination of certain duplicate management and administrative positions. Operations at these facilities were transferred to other existing facilities.

Components of the one-time charge included $3.0 million related to the disposal of the facilities mentioned above, $4.9 million related to the write-down to net realizable value of certain manufacturing equipment and $3.4 million related to employee termination costs. These actions were finalized in fiscal year 1998 and are expected to generate estimated annual savings of $8.5 million.

In addition, in the fourth quarter of fiscal 1996 the company recorded a pretax charge of $2.1 million to write down to current estimated realizable value certain corporate assets held for sale.

INVENTORIES

Components of inventories were as follows:


                                                   June 30
                                               ------------------
in millions                                     1998        1997
                                               ------      ------
Finished products and work-in-process          $294.6      $271.8
Materials and supplies                           86.4        79.8
                                               ------      ------
                                               $381.0      $351.6
                                               ------      ------
                                               ------      ------


FINANCING ARRANGEMENTS

In May 1998, the company filed a shelf registration with the Securities and Exchange Commission for up to $1 billion of debt securities. Should the sale of the debt securities occur, proceeds will be used for general corporate purposes which may include financing and re-financing of acquisitions, purchases of company stock, repurchases of outstanding long-term debt, capital expenditures, investments in subsidiaries, working capital and repayment of borrowings under credit facilities.

The company has committed credit agreements with banks that will expire in April 1999 and April 2002. In addition, lines of credit are available from domestic and foreign banks that generally do not have termination dates but are reviewed annually for renewal. Under these arrangements, the company may borrow upon such terms and conditions as the company and the banks may mutually agree. At June 30, 1998, such credit facilities amounted to approximately $526.2 million, and the unused portions thereof were approximately $507.2 million.

Long-term debt consisted of the following:


                                                         June 30
                                                   -------------------
in millions                                         1998         1997
                                                   ------       ------
Credit Sensitive Debentures
  (net of unamortized discount of $1.3)            $198.7       $198.7
Other                                                26.9         28.3
                                                   ------       ------
                                                    225.6        227.0
Less current portion                                  3.1          2.9
                                                   ------       ------
                                                   $222.5       $224.1
                                                   ------       ------
                                                   ------       ------


The Credit Sensitive Debentures ("Debentures") due June 1, 2020, are unsecured obligations of the company. The Debentures had an initial effective interest rate of 9.335 percent, subject to adjustment on the calendar day that certain changes in the debt rating of the Debentures occur, as determined by Standard & Poor's Corporation or Moody's Investor Service. No adjustment of the initial effective interest rate has occurred.

The aggregate maturities of long-term debt through June 30, 2003, total $6.9 million. Interest paid on borrowings in 1998, 1997 and 1996 was $23.1 million, $26.6 million and $24.0 million.

Notes payable at June 30, 1998 and 1997, reflected borrowings from banks at average interest rates of 7.4 percent and 5.5 percent.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods were used by the company to estimate its fair value disclosures for financial instruments.

CASH AND CASH EQUIVALENTS
The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

NOTES PAYABLE AND LONG-TERM DEBT
The carrying amount of the company's borrowings in the form of notes payable approximates its fair value. The fair value of the company's long-term debt is estimated using discounted cash flow analyses, based on the company's current incremental borrowing rates for similar types of borrowing arrangements.

FOREIGN CURRENCY EXCHANGE CONTRACTS
Forward foreign exchange contracts that hedge foreign currency exposures or transactions are valued at current foreign exchange rates.

The carrying or notional amounts and fair values of the company's financial instruments at June 30, 1998, were as follows:


                                            Carrying or
                                              notional               Fair
in millions                                    amount               value
                                            -----------            -------
Notes payable                                  $ 19.5              $ 19.5
Long-term debt                                  225.6               293.3
Forward foreign exchange contracts              276.0               276.4


INCOME TAXES

The provisions for income taxes for continuing operations were as follows:


in millions           1998         1997          1996
                      -----        ----          ----
Current:
    Federal          $ 49.6       $ 55.3        $ 55.2
    State              12.9         12.0          11.6
    Foreign            60.9         47.1          37.1
                     ------       ------        ------
                      123.4        114.4         103.9
                     ------       ------        ------
Deferred:
    Federal            (4.7)         2.9           1.5
    State                .5          1.4            .9
    Foreign            (1.9)         1.5            .3
                     ------       ------        ------
                       (6.1)         5.8           2.7
                     ------       ------        ------
                     $117.3       $120.2        $106.6
                     ------       ------        ------
                     ------       ------        ------


A reconciliation of the United States statutory rate to the effective income tax rate for continuing operations follows:


                                             1998       1997       1996
                                             ----       ----       ----
Statutory rate                               35.0%      35.0%      35.0%
Effect of:
  State tax, net of federal tax benefit       2.7        2.6        2.8
  Impairment loss on long-lived assets         -          -         1.9
  Depletion                                  (1.8)      (1.9)      (2.1)
  Other                                        .1         .3        (.2)
                                             ----       ----       ----
Effective rate                               36.0%      36.0%      37.4%
                                             ----       ----       ----
                                             ----       ----       ----


Deferred income taxes reflect the impact of temporary differences between the valuation of assets and liabilities for financial reporting and their tax bases. Significant components of the company's deferred tax balances were as follows:


                                                               June 30
                                                          ----------------
in millions                                               1998        1997
                                                          ----        ----
Deferred tax benefits related to:
  Postretirement and postemployment benefits             $ 65.4      $ 65.5
  Accrual for environmental liabilities                    14.1        15.0
  Other                                                    65.2        67.1
                                                         ------      ------
                                                          144.7       147.6
                                                         ------      ------

Deferred tax liabilities related to:
  Tax over book depreciation                               94.0        90.5
  Pension                                                  38.7        34.4
  Other                                                    81.4        59.7
                                                         ------      ------
                                                          214.1       184.6
                                                         ------      ------
Net deferred tax liability                               $ 69.4      $ 37.0
                                                         ------      ------
                                                         ------      ------


No individual item included in other deferred tax benefits or deferred tax liabilities above is material.

Total income tax payments related to the company (including ASP prior to the Spinoff) during fiscal 1998, 1997 and 1996 were $106.3 million, $167.4 million and $189.2 million.

Components of the company's income from continuing operations before income taxes were as follows:


in millions                          1998              1997            1996
                                     ----              ----            ----
Domestic                            $177.2            $213.2          $176.8
Foreign                              148.6             120.6           108.5
                                    ------            ------          ------
                                    $325.8            $333.8          $285.3
                                    ------            ------          ------
                                    ------            ------          ------


The Internal Revenue Service has completed its examination of Old Morton's consolidated federal income tax returns through fiscal 1992, and all issues, which were not significant individually or in the aggregate, have been settled.

SHAREHOLDERS' EQUITY

Changes in shareholders' equity are summarized below:

                                                                                      Foreign
                                                                                      currency
                                        Common stock      Additional                translation
                                     ------------------    paid-in      Retained     adjustment    Treasury
in millions                           Shares    Amount     capital      earnings      and other     stock
                                     --------  --------   ----------   ----------   ------------   --------
Balance June 30, 1995                  148.3   $  148.3     $ 62.2     $ 1,417.6      $   35.4     $    -
 Net income                               -          -          -          334.2            -           -
 Cash dividends paid, $.52
   per share                              -          -          -          (76.3)           -           -
 Exercise of stock
   options and related
   income tax benefits                    .1         .1       (6.3)           -             .2        24.3
 Translation adjustment                   -          -          -             -          (24.6)         -
 Purchase of common stock
    for treasury                          -          -          -             -             -       (242.3)
                                     --------  --------   ----------   ----------   ------------   --------
Balance June 30, 1996                  148.4      148.4       55.9       1,675.5          11.0      (218.0)
 Net income                               -          -          -          343.0            -           -
 Cash dividends paid, $.57
   per share                              -          -          -          (80.7)           -           -
 Exercise of stock
   options and related
   income tax benefits                    .1         .1      (11.5)           -            (.3)       36.1
 Translation adjustment                   -          -          -             -          (26.4)         -
 Purchase of common stock
    for treasury                          -          -          -             -             -       (234.9)
 Elimination of treasury stock(1)       (8.4)      (8.4)     (44.1)       (269.0)           -        321.5
 Disposal of business operations(2)       -          -          -           37.2          (1.1)         -
                                     --------  --------   ----------   ----------   ------------   --------
Balance June 30, 1997                  140.1      140.1         .3       1,706.0         (16.8)      (95.3)
 Net income                               -          -          -          208.5            -           -
 Cash dividends paid, $.48
   per share                              -          -          -          (63.0)           -           -
 Exercise of stock
   options and related
   income tax benefits                    -          -         (.3)        (11.2)          (.4)       27.2
 Translation adjustment                   -          -          -             -          (19.7)         -
 Purchase of common stock
    for treasury                          -          -          -             -             -       (361.3)
                                     --------  --------   ----------   ----------   ------------   --------
Balance June 30, 1998                  140.1    $ 140.1     $   -      $ 1,840.3      $  (36.9)    $(429.4)
                                     --------  --------   ----------   ----------   ------------   --------
                                     --------  --------   ----------   ----------   ------------   --------

(1) In connection with the Spinoff, 8.4 million shares of treasury stock were canceled without payment of consideration therefor, resulting in reductions of common stock, additional paid-in capital and retained earnings, and the elimination of treasury stock.

(2) Retained earnings were decreased to reflect the divestiture of the net assets of ASP, increased by the cash received by the company as part of the Spinoff, and decreased to reflect the elimination of intercompany indebtedness of the ASP business and the liability for the company's portion of expenses in connection with the Spinoff.

In both April 1997 and December 1997, the company's Board of Directors authorized the repurchase of up to 10 million additional shares (20 million shares in aggregate) of the company's common stock. During fiscal 1997 and 1998, 3.2 million shares and 11.1 million shares were repurchased on the open market. In October 1995, Old Morton's Board of Directors authorized the repurchase of up to 10 million shares of Old Morton's common stock on the open market. During fiscal 1997 and 1996, 3.3 million shares and 6.7 million shares were repurchased.

In March 1997, the company declared a dividend distribution of one preferred share purchase right (the "Rights") for each outstanding common share, paid in connection with the Spinoff. Until exercisable, the Rights will not be transferable apart from the company's common stock. Each Right entitles its holder to buy one one-hundredth of a share of the company's Series A Junior Participating Preferred Stock at an exercise price of $105 per one one-hundredth of a share of preferred stock. The Rights will only become exercisable if a person or group acquires or makes an offer to acquire 20 percent or more of the company's common stock. In the event the company is acquired in a merger, each Right entitles the holder to purchase common stock of the surviving company having a market value of twice the exercise price of the Rights. In the event any person or group acquires 20 percent or more of the company's common stock (which the company's Board of Directors may reduce to 10 percent), each Right entitles the holder (other than such acquirer) to purchase common stock of the company having a market value of twice the exercise price of the Right. The Rights may be redeemed by the company at the price of one cent per Right prior to the acquisition of 20 percent of the outstanding shares of the company's common stock. At June 30, 1998, 1.6 million shares of preferred stock were reserved for future exercises of the Rights.

BENEFIT PLANS

PENSIONS

The company has noncontributory defined benefit pension plans covering employees at most domestic operations. The benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants. Most international subsidiaries also have retirement plans.

The company's funding policy for domestic plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts which the company may determine to be appropriate.

The actuarially computed portion of net pension expense related to the company consisted of the following components:


in millions                           1998             1997             1996
                                      ----             ----             ----
Service cost-benefits earned
 during the year                      $17.5            $15.4            $15.0
Interest cost on projected
 benefit obligation                    41.4             38.3             35.8
Return on plan assets:
   Actual                           $(124.4)         $(103.9)          $(79.9)
   Deferred portion                    72.8             57.7             38.6
                                    -------          --------          -------
     Expected return                  (51.6)           (46.2)           (41.3)
Net amortization                        1.0              1.1              2.9
                                    -------          --------          -------
Net pension expense                   $ 8.3            $ 8.6            $12.4
                                    -------          --------          -------
                                    -------          --------          -------

       The reconciliation of the funded status of pension plans was as follows:

                                                      June 30, 1998                     June  30, 1997
                                            --------------------------------    -------------------------------
                                            Plans in which   Plans in which     Plans in which   Plans in which
                                             assets exceed    accumulated       assets exceed     accumulated
                                             accumulated        benefit          accumulated       benefit
                                                benefit         obligation          benefit        obligation
in millions                                   obligation     exceeds assets      obligation      exceeds assets
                                            --------------   --------------     --------------   --------------
Plan assets at fair value                      $  721.0         $   17.5           $  620.1         $  11.4
                                               ---------        ---------          ---------        --------
Actuarial present value of projected
  benefit obligations:
    Accumulated benefit obligation
      Vested                                      467.0             49.5              416.3            46.4
      Non-vested                                   27.3              4.8               24.6              .1
    Provision for future salary
      increases                                   101.4              8.2               85.3             7.2
                                               ---------        ---------          ---------        --------
                                                  595.7             62.5              526.2            53.7
                                               ---------        ---------          ---------        --------
Plan assets in excess of (less than)
  projected benefit obligation                    125.3            (45.0)              93.9           (42.3)
Unrecognized net experience (gain) loss
  since July 1, 1986                               (1.4)            14.7               24.0            11.0
Prior service cost not yet recognized
  in net pension cost                               (.5)             1.6                (.3)            1.9
Unrecognized net (asset) obligation
  at July 1, 1986                                 (15.7)              .6              (19.5)             .6
Adjustment to recognize minimum liability            -              (9.5)                -             (7.8)
                                               ---------        ---------          ---------        --------
Net pension asset (liability) recognized
  in the consolidated balance sheets             $107.7         $  (37.6)          $   98.1         $ (36.6)
                                               ---------        ---------          ---------        --------
                                               ---------        ---------          ---------        --------

       The weighted averages of assumptions used in the determination of the projected benefit obligation were:

                                                       1998        1997        1996
                                                       ----        ----        ----
          Discount rate                                6.8%        7.4%        7.8%
          Rate of increases in compensation level      4.8%        4.8%        4.9%
          Expected long-term rate of return
            on assets                                  9.4%        9.5%        9.5%


The assets of the company-sponsored plans are invested primarily in equities and bonds.

Certain pension plans contain restrictions on the use of excess pension plan assets in the event of a change in control of the company.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The company currently provides postretirement health care and life insurance benefits to most United States, Canadian and French retirees. In general, the United States plans provide that employees who retire after attaining age 55 with five years of service are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Some retirees contribute toward the cost of health care coverage, with the contributions generally varying based on service. In June 1993, a provision was adopted which caps the level of subsidy at the amount in effect as of the year 2000 for most United States employees who retire after December 31, 1992. In general, most Canadian employees who retire after attaining age 55 and are entitled to a pension benefit are eligible for continued retiree health and life insurance coverage. Dependent health insurance is also generally available. The benefits are provided on a noncontributory basis. In France, the company pays a portion of retiree insurance premiums to cover health care costs in excess of those reimbursed by social security.

Net periodic postretirement benefit cost included the following components:

in millions                                       1998      1997      1996
                                                 ------    ------    ------
Service cost-benefits
  earned during the year                         $ 1.9     $ 1.8     $ 1.9
Interest cost on accumulated
  postretirement benefit obligation               10.5      10.4      10.6
Net amortization                                  (1.3)     (1.2)      (.8)
                                                 ------    ------    ------
Net periodic postretirement
  benefit cost                                   $11.1     $11.0     $11.7
                                                 ------    ------    ------
                                                 ------    ------    ------

At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The following table presents the status of the plans reconciled with amounts recognized in the consolidated balance sheet for the company's postretirement benefits:

                                                             June 30
                                                       ---------------------
in millions                                             1998           1997
                                                       ------         ------
Accumulated postretirement benefit obligation:
    Retirees and dependents                            $ 99.8         $ 97.2
    Fully eligible active plan participants              11.5           11.5
    Other active plan participants                       38.4           36.9
                                                       ------         ------
                                                        149.7          145.6
Unrecognized prior period gain                            3.5            7.6
Unamortized plan amendment                               10.3           11.5
                                                       ------         ------
Postretirement benefit liability recognized
  in the consolidated balance sheet                    $163.5         $164.7
                                                       ------         ------
                                                       ------         ------

For measurement purposes, the assumed weighted average annual rate of increase per capita cost of health care benefits was 7.5 percent for 1999 and assumed to decrease one percent per year to 5.5 percent in 2001 and remain constant thereafter. As noted above, for United States employees retiring after December 31, 1992, the company's policy is to increase retiree contributions so that the company's annual per capita cost contribution remains constant at the level incurred in the year 2000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.9 percent at June 30, 1998, and 7.4 percent at June 30, 1997. The rate of increase on compensation levels assumed was 4.8 percent at June 30, 1998 and 1997.

A one percent increase in the annual health care cost trend rates would have increased the accumulated postretirement benefit obligation at June 30, 1998, by approximately $8.1 million and increased postretirement benefit expense for fiscal 1998 by approximately $.8 million.

OTHER
The company contributes to savings plans for eligible domestic employees. The company contributions to the savings plans were $6.1 million in 1998 and 1997 and $5.3 million in 1996.

INCENTIVE PLAN

In October 1997, the shareholders approved the Morton International, Inc. 1997 Incentive Plan (the "Plan") which provides for the award to key employees of stock options, restricted stock, limited stock appreciation rights, and performance and other awards. There were 8,000,000 shares reserved under the Plan, plus the number of shares subject to options to purchase shares of common stock of Old Morton held prior to the Spinoff which were exchanged for options to purchase common stock of the company in connection with the Spinoff. As of June 30, 1998, there were 14,759,882 shares available for awards under the Plan with 8,085,672 of those shares available for future issuances. To the extent any awards expire unexercised or unpaid or are canceled, terminated or forfeited in any manner without the issuance of shares of common stock thereunder, or if the company receives any shares of common stock as the exercise price of any award, such shares shall be available under the Plan.

All options granted under the Plan have an option exercise price equal to the fair market value of the company's stock on the date of grant and the number of option shares is fixed. Options expire ten years after the date of grant. Options may be granted as qualified or non-qualified stock options.

Restricted stock is awarded under the Plan to certain key employees at no cost. The outstanding restricted stock award shares vest from one to five years subsequent to their award dates. The cost of restricted stock awards, based on the stock's fair market value at the award dates, is charged to consolidated equity and subsequently amortized against earnings over the vesting period. At June 30, 1998, 29,387 shares of common stock were outstanding under restricted stock awards.

At June 30, 1998, limited appreciation rights were outstanding covering 3,473,230 option shares. Limited appreciation rights are paid in cash in lieu of the related options upon a change in control of the company, at which time a charge to earnings would be recorded. As of June 30, 1998, supplemental cash payment rights were outstanding with respect to 447,166 option shares, payable upon exercise of options or limited appreciation rights. Supplemental cash payment rights provide for cash payments to optionees upon the exercise of stock options for the purpose of reimbursing them for the income tax liability incurred as the result of such exercises. Supplemental cash payment rights outstanding have been accrued based on the current fair market value of the company's stock and current income tax rates.

Due to the Spinoff, the number of option shares and the related exercise prices in the following summary have been adjusted to maintain both the total fair market value of common stock underlying the options, and the relationship between the market value of the company's common stock and the option's exercise price in all years presented. Options previously granted to ASP employees are excluded from the summary.

                                                           Weighted average
                             Shares                         exercise price
                             ------                        ----------------
Options outstanding
  at June 30, 1995          7,759,261                         $14.78
     Granted                1,010,505                          24.40
     Cancellations            (78,974)                         24.23
     Exercised             (1,294,751)                         12.31
                           -----------

Options outstanding
  at June 30, 1996          7,396,041                          16.40
     Granted                  855,428                          29.10
     Cancellations            (39,327)                         28.99
     Exercised             (1,480,056)                         12.65
                           -----------

Options outstanding
  at June 30, 1997          6,732,086                          18.70
     Granted                  883,740                          33.40
     Cancellations            (21,000)                         33.53
     Exercised               (920,616)                         14.02
                           -----------

Options outstanding
  at June 30, 1998          6,674,210                          21.25
                           -----------
                           -----------

Options exercisable at:
        June 30, 1996       6,453,851                          15.23
        June 30, 1997       5,915,328                          17.27
        June 30, 1998       5,811,470                          19.45

The range of exercise prices for options outstanding at June 30, 1998, was $7.93 to $34.72. The range of exercise prices for options is wide due primarily to the change in price of Old Morton's and New Morton's stock over the period of the grants.

The following table summarizes information about options outstanding at June 30, 1998:

                                              Range of exercise prices
                                              ------------------------
                                       $7.93-$21.63            $21.84-$34.72
Outstanding options
     Number of shares                    3,272,062                3,402,148
     Weighted average remaining
       contractual life (in years)          3.42                     7.63
     Weighted average exercise
       price                              $14.80                   $27.45
Exercisable options
     Number of shares                   3,272,062                 2,539,408
     Weighted average exercise price      $14.80                   $25.43

The company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB No. 25, because the exercise price of the company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the company's financial statements.

Pro forma information regarding income from continuing operations and income per share is required by Statement No. 123. This information is required to be determined as if the company had accounted for its employee stock options granted in fiscal years 1998, 1997 and 1996 under the fair value method. The fair value of options granted in these years as reported below has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996:

                                                     1997
                                                      and
                                     1998            1996
                                     ----            ----
Expected life (in years)               7               7
Risk-free interest rate              6.3%            6.5%
Expected volatility                   26%             34%
Expected dividend yield                2%              2%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The weighted average estimated fair value of employee stock options granted during 1998, 1997 and 1996 was $10.89, $14.86 and $12.34 per share.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The company's pro forma information from continuing operations follows (in millions, except per share information):

                                             1998         1997         1996
                                            ------       ------       ------
Pro forma income                            $200.6       $202.5       $172.3
Pro forma income per share-Basic              1.53         1.43         1.17
Pro forma income per share-Diluted            1.51         1.41         1.16

Pro forma net income from continuing operations was reduced by $3.4 million ($.02 per share) in 1997 due to additional pro forma compensation resulting from adjustments to options made in connection with the Spinoff.

The effects on pro forma disclosures of applying Statement No. 123 are not likely to be representative of the effects of such disclosures in future years. Because Statement No. 123 is applicable only to options granted subsequent to June 30, 1995, the pro forma effect is not fully reflected in fiscal 1996.

ENVIRONMENTAL MATTERS

The company, like others in similar businesses, is subject to extensive federal, state and local environmental laws and regulations. Although company environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent regulation could require the company to make additional unforeseen environmental expenditures.

Environmental accruals are routinely reviewed on an interim basis as events and developments warrant and are subjected to a comprehensive review annually during the fiscal fourth quarter.

The company has been named a potentially responsible party at approximately 60 inactive waste disposal sites where cleanup costs have been or may be incurred under the Federal

Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. The company's potential exposure has been evaluated on a site-by-site basis, and an accrual reflecting the company's best estimate of the liability has been established to the extent sufficient information is available to reasonably estimate costs which may be incurred. However, at certain of these sites, the company is unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs. The most significant of these sites is located in Wood-Ridge, New Jersey, where, at present, the company and Velsicol Chemical Corporation ("Velsicol") have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a former mercury processing plant. Although the company has accrued for expected site study costs and some remedial effort, no reliable estimate can presently be made of the company's range of liability due to the absence of site-specific data, the unique nature of mercury plant wastes and the complex characteristics of the plant site and adjacent areas. An estimate of the range of liability at Wood-Ridge is not reasonably possible until technical studies are sufficiently completed to permit such a determination. The Wood-Ridge plant site study commenced in early fiscal 1997, and has been estimated to take approximately 42 months to complete. A separate study of the surrounding area is expected, but on a timetable yet to be determined. The company's ultimate exposure will also depend upon the continued participation of Velsicol and on the results of both formal and informal attempts to spread liability to others believed to share responsibility. In this vein, a recovery action against other potentially responsible parties was initiated. Settlements in principle have been reached with those defendants considered DE MINIMIS for claims associated only with the Wood-Ridge plant site and not Berry's Creek. These proposed settlements total approximately $1.5 million.

Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties. The possibility of recoveries from insurance carriers (in addition to recoveries previously made) is factored into accrual determinations only when such additional recoveries are probable of realization.

During the second quarter of fiscal 1996, the company received approximately $24.1 million related to settlement of substantially all claims against former insurance carriers for cleanup expenses at chemical waste disposal sites located throughout the country. These settlements involved policies written by various insurance companies from the 1940s through the mid-1980s. Due to the age of these issues, related expenses had previously been charged to earnings either through actual expenditures for remediation or through the establishment of environmental accruals. As such, the settlement payments received were included in sundry income.

During the fourth quarter of fiscal 1996, the U.S. EPA notified the company of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi plant in early 1995. The company retained an outside law firm to investigate, and it was confirmed that such reports had been falsified over a period of years. Other environmental problems at the plant were also identified, and the investigation has been expanded to address the additional issues. No administrative or judicial enforcement proceedings have been initiated, but the company has been served with grand jury subpoenas seeking documents related to wastewater discharge and groundwater monitoring reporting at Moss Point. The company has furnished the requested documents, and is cooperating with the environmental authorities. As a result of these irregularities and possible violations, the company may be exposed to material fines, penalties, and remedial expenses, but is unable to determine the ultimate resolution.

The company's cleanup expenditures totaled approximately $3.1 million for 1998 and 1997 and $6.8 million for 1996. Amounts accrued as of June 30, 1998, are generally expected to be paid out over a period of up to 15 years.

Although the level of future expenditures for environmental matters cannot be determined with any degree of certainty, based on the facts presently known to management, it does not believe that such costs should have a material effect on the company's financial position, results of operations, or liquidity.

LITIGATION AND REGULATION

There are judicial and administrative claims pending or contemplated against the company in addition to those of an environmental nature discussed in the Environmental Matters noted above. Management believes that the resolution of those claims should not have a material effect upon the company's financial position, results of operations, or liquidity.

Various governmental agencies have authority to limit or prohibit distribution of some of the company's products should they formally conclude that continued distribution is unsafe to the population or the environment. There are currently no challenges pending, the resolution of which would have a material effect upon the company's operations.

LEASE COMMITMENTS

The company has commitments under operating leases primarily for building and office space, railroad equipment and real estate. Rental expense charged in 1998, 1997 and 1996 was $40.3 million, $35.2 million and $36.1 million, including insignificant amounts for contingent rentals and sublease income. Renewal and purchase options are available on certain of these leases.

Future minimum rental commitments under operating leases having initial or remaining non-cancelable terms in excess of one year as of June 30, 1998, were as follows (in millions): 1999 -- $27.0; 2000 -- $17.6; 2001 -- $14.2;
2002 -- $11.9; 2003 -- $10.6; thereafter -- $297.3.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures About Segments of an Enterprise and Related Information." Statement No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Statement No. 131 supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," but retains the requirement to report information about major customers. In February 1998, the FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits." This statement revises footnote disclosures about pension and other postretirement benefit plans. It does not change the accounting measurement or recognition of those plans.

The company is evaluating the impact that Statement Nos. 130, 131 and 132 will have on its financial disclosures and will adopt the Statements for the year ended June 30, 1999.

BUSINESS SEGMENT INFORMATION

OPERATIONS IN DIFFERENT BUSINESSES

                                                                                                               Profit as a percent
                                                                                                                   of average
SALES AND PROFIT                                    Sales(1)                             Profit(2)             identifiable assets
                                      -------------------------------------- ------------------------------   ---------------------
in millions                            1998           1997          1996       1998       1997       1996      1998    1997    1996
                                      ----------   ----------   -----------  --------   ---------  --------   ------  ------  -----
Specialty Chemicals(3)                $  1,737.4   $  1,680.9   $   1,611.7  $  242.8   $   268.6     222.0    15.6%   18.1%  15.4%
Salt                                       792.7        659.7         603.3     144.2       137.5     124.7    18.0    23.2   32.9
                                      ----------   ----------   -----------  --------   ---------  --------
Business totals                          2,530.1      2,340.6       2,215.0     387.0       406.1     346.7    16.4    19.5   19.0
General Corporate expense - net(4)          -            -             -        (61.2)      (72.3)    (61.4)
                                      ----------   ----------   -----------  --------   ---------  --------

Consolidated totals                   $  2,530.1   $  2,340.6   $   2,215.0  $  325.8   $   333.8     285.3
                                      ----------   ----------   -----------  --------   ---------  --------
                                      ----------   ----------   -----------  --------   ---------  --------



ASSETS, CAPITAL EXPENDITURES,                     Year end                          Capital                    Depreciation and
DEPRECIATION AND AMORTIZATION                 identifiable assets                 expenditures                   amortization
                                      ----------------------------------  -----------------------------   --------------------------
in millions                              1998        1997        1996       1998       1997      1996       1998     1997     1996
                                      ----------  ----------  ----------  --------  ---------  --------   -------   ------   -------
Specialty Chemicals                   $ 1,575.8   $ 1,540.0   $ 1,427.8   $  82.8   $   75.2      86.8    $ 76.2    $ 71.9      66.8
Salt(5)                                   803.5       802.2       385.3      53.4       40.7      35.8      50.7      40.2      32.6
                                      ---------   ---------   ---------   -------   --------   -------    -------   ------   -------
Business totals                         2,379.3     2,342.2     1,813.1     136.2      115.9     122.6     126.9     112.1      99.4
General Corporate(6)                      168.6       462.7       180.9        .6        1.5       1.8       2.3       3.9       3.5
Net assets of
 discontinued business                     -            -         635.1       -          -         -        -          -         -
                                      ----------  ---------   ---------   -------   --------  --------   -------   -------   -------
Consolidated totals                   $ 2,547.9   $ 2,804.9   $ 2,629.1   $ 136.8   $  117.4     124.4   $ 129.2   $ 116.0   $ 102.9
                                      ----------  ---------   ---------   -------   --------  --------   -------   -------   -------
                                      ----------  ---------   ---------   -------   --------  --------   -------   -------   -------


OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS

                                                                                                               Year end
                                        Sales(1)                            Profit(2)                     identifiable assets
                              ------------------------------   ------------------------------    -----------------------------------
  in millions                   1998       1997       1996       1998       1997       1996        1998         1997         1996
                                ----       ----       ----       ----       ----       ----        ----         ----         ----
 United States                $1,525.9  $1,519.1   $1,491.9      237.4    $ 283.7    $ 237.4     $1,283.5     $1,260.2     $1,240.9
 Foreign Areas -
        Canada and Bahamas       202.6     218.0      194.1       52.1       50.5       41.0        177.4        196.1        161.5
        Europe                   758.0     572.8      498.0       93.4       68.9       64.7        871.8        849.0        388.1
        Others                    43.6      30.7       31.0        4.1        3.0        3.6         46.6         36.9         22.6
                              --------- ---------  ---------   --------   --------  ---------    ---------    ---------    ---------
                              $2,530.1  $2,340.6   $2,215.0    $ 387.0    $ 406.1   $  346.7     $2,379.3     $2,342.2     $1,813.1
                              --------- ---------  ---------   --------   --------  ---------    ---------    ---------    ---------
                              --------- ---------  ---------   --------   --------  ---------    ---------    ---------    ---------

(1) Export sales from the United States in fiscal 1998 were 6% and in 1997 and 1996 were 7% of sales to unaffiliated customers in each year, primarily to the Far East, Latin America, Europe and Canada. Intersegment and intergeographic area sales and transfers were insignificant. No country within the European grouping contributed or represented 10% or more of sales, profit, or identifiable assets (except $392.6 million and $381.7 million of identifiable assets in France in 1998 and 1997).

(2) Business segment profit was from continuing operations before income taxes, interest income, interest expense and allocation of certain corporate administrative expenses, but included foreign exchange losses of ($1.9) million, ($2.7) million and ($.7) million in 1998, 1997 and 1996.

(3) Fiscal 1998 and fiscal 1996 profits included special charges of $15.0 million and $27.1 million, respectively. Refer to Special Charges footnote. Fiscal 1996 profit also included $11.2 million related to proceeds received, net of the impact on operations, for the formation of a joint venture.

(4) Fiscal 1996 included $24.1 million of income related to the settlement of several environmental insurance issues. Fiscal 1996 also included special charges of $2.1 million. Refer to Special Charges footnote.

(5) Starting in fiscal 1997, year end identifiable assets include the acquisition of Salins du Midi.

(6) Corporate assets are principally cash and cash equivalents, deferred income tax benefits, prepaid expenses and property, plant and equipment.

SELECTED FINANCIAL DATA (1)
dollars in millions, except per share data          1998        1997         1996       1995        1994       1993        1992
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                         $ 2,530.1   $ 2,340.6   $ 2,215.0   $ 2,099.6   $ 1,911.1  $ 1,785.8   $ 1,715.0
Cost of products sold                               1,726.1     1,580.3     1,517.7     1,424.1     1,277.8    1,201.9     1,152.7
Selling, administrative and
  general expense                                     411.2       378.5       361.1       361.4       373.0      356.2       317.3
Research and development expense                       60.9        58.8        60.2        58.1        53.8       54.6        52.1
Interest expense                                       23.3        25.6        24.4        28.4        27.8       33.5        33.8
Amortization of goodwill                               12.1        11.2        10.3        10.3        10.4       10.7        10.8
Special charges (income)                               15.0          -         29.2          -           -        30.0          -
Income from continuing operations before
  other charges, net of income taxes(2)               208.5       213.6       178.7       152.7       123.3       77.2       113.3
Other charges to income(3)                              -           -           -           -           -         90.7         -
Income (loss) from continuing operations              208.5       213.6       178.7       152.7       123.3      (13.5)      113.3
Income (loss) from discontinued operations              -         129.4       155.5       141.4       103.2       46.0        31.2
Net income                                            208.5       343.0       334.2       294.1       226.5       32.5       144.5
Provision for depreciation(4)                         113.4       100.3        88.8        83.1        77.6       75.5        73.9
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL

Total assets                                      $ 2,547.9   $ 2,804.9   $ 2,629.1   $ 2,652.0   $ 2,352.3  $ 2,154.5   $ 2,056.7
Working capital                                       641.3       866.9       415.5       398.9       286.2      228.8       251.7
Current ratio                                           2.4         2.7         1.9         1.8         1.6        1.5         1.6
Long-term debt                                    $   222.5   $   224.1   $   218.5   $   218.5   $   198.$  $   217.8   $   222.6
Total debt to capitalization                           13.3%       12.6%       13.0%       13.3%       15.6%      20.7%       20.3%
Shareholders' equity                              $ 1,514.1   $ 1,734.3   $ 1,672.8   $ 1,663.5   $ 1,399.6  $ 1,200.2   $ 1,222.9
Shareholders' equity per share                    $   11.94   $   12.65   $   11.75   $   11.22   $    9.48  $    8.20   $    8.40
Return on shareholders' equity(5)                      12.0%       20.5%       20.1%       21.0%       18.9%      10.4%       13.1%
Capital expenditures(4)                           $   136.8   $   117.4   $   124.4   $   126.4   $   125.0  $    97.9   $    92.0
Cash dividends paid(6)                                 63.0        80.7        76.3        65.1        54.9       46.6        46.5
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA(8)

Basic income per share:
 Income (loss) from continuing operations         $    1.59   $    1.51   $    1.21   $    1.03   $     .84  $    (.09)  $     .78
 Income (loss) from discontinued operations             -           .92        1.06         .96         .70        .31         .21
                                                   --------    --------    --------    --------    -------    --------    --------
 Net income                                       $    1.59   $    2.43   $    2.27   $    1.99   $    1.54  $     .22   $     .99
                                                   --------    --------    --------    --------    -------    --------    --------
Diluted income per share:
 Income (loss) from continuing operations         $    1.59   $    1.48   $    1.20   $    1.02   $     .82  $    (.09)  $     .78
 Income (loss) from discontinued operations             -           .90        1.05         .95         .69        .31         .21
                                                   --------    --------    --------    --------    -------    --------    --------
 Net income                                       $    1.58   $    2.38   $    2.25   $    1.97   $    1.51  $     .22   $     .99
                                                   --------    --------    --------    --------    -------    --------    --------
Cash dividends paid(6)                            $    .480   $    .570   $    .520   $    .440   $    .373  $    .320   $    .320
-----------------------------------------------------------------------------------------------------------------------------------
GENERAL

Average number of common shares outstanding
  (in thousands)(8):
      Basic                                         131,150     141,406     146,944     147,917     147,096    145,829     145,288
      Diluted                                       133,060     143,866     148,771     149,610     149,551    147,289     146,698
Approximate number of shareholders                    9,650      10,500      10,625       9,900       8,860      9,370       9,870
Approximate number of employees(4)                   10,600      10,500       8,700       8,800       8,800      8,700       8,600
-----------------------------------------------------------------------------------------------------------------------------------


dollars in millions, except per share data
                                                         1991            1990           1989(7)
-----------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                              $ 1,680.7      $ 1,475.7       $ 1,356.3
Cost of products sold                                    1,146.4          990.1           910.1
Selling, administrative and
  general expense                                          273.7          249.8           216.5
Research and development expense                            54.3           44.3            36.7
Interest expense                                            36.4           17.3             9.1
Amortization of goodwill                                    10.6            7.0             5.7
Special charges (income)                                      -           (14.3)           37.1
Income from continuing operations before
  other charges, net of income taxes(2)                    117.9          124.5           100.0
Other charges to income(3)                                   -               -               -
Income (loss) from continuing operations                   117.9          124.5           100.0
Income (loss) from discontinued operations                  20.4           10.3            (2.9)
Net income                                                 138.3          134.8            97.1
Provision for depreciation(4)                               69.5           61.6            54.7
-----------------------------------------------------------------------------------------------
FINANCIAL

Total assets                                           $ 1,886.6      $ 1,781.7       $ 1,347.8
Working capital                                            288.0          281.4           238.9
Current ratio                                                1.8            1.7             1.8
Long-term debt                                         $   255.7      $   261.4       $    43.9
Total debt to capitalization                                22.2%          24.1%            9.4%
Shareholders' equity                                   $ 1,103.4      $ 1,008.1       $   900.7
Shareholders' equity per share                         $    7.61      $    7.00       $    6.27
Return on shareholders' equity(5)                           13.7%          15.0%           12.3%
Capital expenditures(4)                                $    98.0      $    82.8       $    92.0
Cash dividends paid(6)                                      45.2           41.4              -
-----------------------------------------------------------------------------------------------
PER SHARE DATA(8)

Basic income per share:
 Income (loss) from continuing operations              $     .82      $     .87       $     .70
 Income (loss) from discontinued operations                  .14            .07            (.02)
                                                        --------       --------       ----------
 Net income                                            $     .96      $     .94       $     .68
                                                        --------       --------       ----------
Diluted income per share:
 Income (loss) from continuing operations              $     .81      $     .86       $     .70
 Income (loss) from discontinued operations                  .14            .07            (.02)
                                                        --------       --------       ----------
 Net income                                            $     .95      $     .93       $     .68
                                                        --------       --------       ----------
Cash dividends paid(6)                                 $    .313      $    .287       $     -
------------------------------------------------------------------------------------------------
GENERAL

Average number of common shares outstanding
  (in thousands)(8):
      Basic                                              144,437        143,819         142,941
      Diluted                                            145,144        144,210         143,482
Approximate number of shareholders                        10,190         10,600          11,280


Approximate number of employees(4)                         8,800          8,800           7,900
-----------------------------------------------------------------------------------------------

(1) The Selected Financial Data primarily reflect the continuing operations of the company's specialty chemicals, salt and corporate operations which were spun-off to shareholders of Old Morton in a tax-free distribution in the U.S. effective April 30, 1997. The operations of the Automotive Safety Products business have been accounted for as discontinued operations in all periods prior to the Spinoff. Refer to Spinoff and Basis of Presentation footnote.

(2) Fiscal 1998 and fiscal 1996 included special charges of $9.6 million or $.07 per share and $23.9 million or $.16 per share, respectively. Refer to Special Charges footnote. Fiscal 1996 also included $15.1 million or $.10 per share related to the settlement of several environmental insurance issues and $9.4 million or $.06 per share related to proceeds received for the formation of a joint venture. Fiscal 1993 included special charges related to the restructuring of operations including disposition of facilities and relocation of manufacturing facilities of $19.1 million or $.13 per share. Fiscal 1990 included the gain on sale of a 40 percent interest in a foreign affiliate of $13.1 million or $.09 per share and unusual charges of $7.3 million or $.05 per share for additional anticipated costs related primarily to previously divested operations and to the Spinoff from Thiokol Corporation. Fiscal 1989 included reorganization and other unusual charges of $25.0 million or $.17 per share.

(3) The 1993 charge was the cumulative effect of change in accounting for postretirement benefits other than pensions and postemployment benefits.

(4)  Continuing operations only.

(5) Based on net income before other charges including those related to discontinued operations and calculated on beginning-of-year shareholders' equity.

(6) Cash dividends reflect total payments made by Old Morton through April 30, 1997, and by the company thereafter. Refer to Spinoff and Basis of Presentation footnote.

(7) Effective July 1, 1989, Morton Thiokol, Inc. (MTI) transferred its commercial businesses and certain corporate assets and liabilities to Old Morton. Since July 1, 1989, MTI (originally renamed Thiokol Corporation and subsequently renamed Cordant Technologies, Inc.) and the company have been independent companies. MTI was responsible for dividend payments prior to July 1, 1989.

(8) Average number of common shares outstanding have been restated to comply with the requirements of the Financial Accounting Standards Board Statement No. 128, "Earnings Per Share." For fiscal 1990 through 1998, per share amounts were calculated based on the average number of common and common equivalent shares outstanding for the company and Old Morton described in note (1) above. For fiscal 1989, per share amounts were calculated based on the average number of common and common equivalent shares outstanding for MTI.

Report of Ernst & Young LLP, Independent Auditors


To the Shareholders and
  Board of Directors
Morton International, Inc.

We have audited the accompanying consolidated balance sheets of Morton International, Inc. as of June 30, 1998 and 1997, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morton International, Inc. at June 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, the company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in 1996.

                                               /s/ Ernst & Young LLP
                                               ----------------------------

Chicago, Illinois
July 29, 1998

REPORT OF MANAGEMENT

We have prepared the accompanying consolidated financial statements of Morton International, Inc. in conformity with generally accepted accounting principles appropriate in the circumstances. The integrity and objectivity of data in these financial statements are the responsibility of management. Based on currently available information, management makes informed judgments and estimates of the effects of certain events and transactions when preparing the financial statements. Financial information included elsewhere in this Annual Report is consistent with that contained in the financial statements.

We maintain a highly developed accounting system and controls to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that financial records are reliable for preparing financial statements and maintaining accountability for assets. However, there are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by management. The company's systems provide such reasonable assurance.

The functioning of the accounting system and controls over it are reviewed by an extensive program of internal audits and by the company's independent auditors, Ernst & Young LLP. The responsibility of the Board of Directors for the company's financial statements is exercised through its Audit Committee which is composed of Directors who are not company employees. The Audit Committee recommends to the Board of Directors the selection of the independent auditors and reviews their fee arrangements. It meets periodically with management, the internal auditors and the independent auditors to assure that each is carrying out its responsibilities. The independent auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters.

The company's legal counsel has reviewed the company's position with respect to litigation, claims, assessments, and illegal or questionable acts, has communicated that position to our independent auditors, and is satisfied that it is properly disclosed in the financial statements.

The company has prepared and distributed to its employees a statement of its policies prohibiting certain activities deemed illegal, unethical, or against the best interest of the company. Certification of compliance with such policies is required of certain employees and any apparent problems are reviewed by the Audit Committee of the Board of Directors. In consultation with our independent auditors, we have developed and instituted additional internal controls and internal audit procedures designed to prevent or detect violations of those policies. We believe that the policies and procedures provide reasonable assurance that our operations are conducted in conformity with the law and with a high standard of business conduct.


/s/ Thomas F. McDevitt
----------------------
Thomas F. McDevitt
Vice President Finance and Chief Financial Officer
July 29, 1998